CUSIP NO. 553903105                     Schedule 13D/A              Page 1 of 23


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1)(1)

                           MTI Technology Corporation
                                (Name of issuer)

                         Common Stock, par value $0.001
                         (Title of class of securities)

                                    553903105
                                 (CUSIP number)

                 Janet L. Hennessy, Vice President 617-951-9447
             C/o Advent International Corporation, 75 State Street,
                           29th Floor Boston, MA 02109
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                November 2, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 23 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 553903105                     Schedule 13D/A              Page 2 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        22,832,631.77
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              22,832,631.77
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,832,631.77
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     39.10%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO, IA
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A              Page 3 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent International Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        22,399,838.32
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              22,399,838.32
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,399,838.32
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     38.36%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A              Page 4 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Digital Media & Communications III Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        4,779,489.96
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              4,779,489.96
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,779,489.96
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.18%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A              Page 5 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Digital Media & Communications III-A Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        2,288,527.48
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              2,288,527.48
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,288,527.48
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.92%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A              Page 6 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Digital Media & Communications III-B Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        846,941.06
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              846,941.06
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     846,941.06
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.45%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A              Page 7 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Digital Media & Communications III-C Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        11,869,390.06
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              11,869,390.06
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,869,390.06
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     20.32%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A              Page 8 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Digital Media & Communications III-D C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        1,569,302.02
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              1,569,302.02
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,569,302.02
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     2.69%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A              Page 9 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Digital Media & Communications III-E C.V.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        1,046,187.74
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              1,046,187.74
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,046,187.74
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     1.79%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A             Page 10 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Partners DMC III Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        336,281.95
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              336,281.95
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,281.95
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A             Page 11 of 23


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Advent Partners II Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds

     WC
--------------------------------------------------------------------------------
5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2 (e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        96,511.50
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH              96,511.50
                   -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     96,511.50
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0.17%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

CUSIP NO. 553903105                     Schedule 13D/A             Page 12 of 23


Item 1. Security and Issuer

     This Amendment No. 1 to the Statement on Schedule 13D (the "Amendment") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on June 29, 2004 (the "Schedule 13D"). This statement on Schedule 13D/A relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.001 per share (the "Common Stock"), of MTI Technology Corporation, a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 17595 Cartwright Rd., Irvine, CA 92614. Capitalized terms not defined herein shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

     (a) (b) (c) (f) This statement is being filed by the following entities:

          (1) Advent International Corporation, a Delaware corporation;

          (2) Advent International Limited Partnership, a Delaware limited partnership;

          (5) Digital Media & Communications III Limited Partnership, a Delaware limited partnership;

          (6) Digital Media & Communications III-A Limited Partnership, a Delaware limited partnership;

          (7) Digital Media & Communications III-B Limited Partnership, a Delaware limited partnership;

          (8) Digital Media & Communications III-C Limited Partnership, a Delaware limited partnership;

          (9) Digital Media & Communications III-D C.V., a Netherlands limited partnership;

          (10) Digital Media & Communications III-E C.V., a Netherlands limited partnership;

          (11) Advent Partners DMC-III Limited Partnership, a Delaware limited partnership; and

          (12) Advent Partners II Limited Partnership, a Delaware limited partnership.

     The entities listed in subparagraphs (1) through (12) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person."

     Advent International Corporation ("Advent") is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

     Advent is the General Partner of Advent Partners II Limited Partnership, Advent Partners DMC III Limited Partnership and Advent International Limited Partnership. Advent International Limited Partnership is the General Partner of Digital Media & Communications III

CUSIP NO. 553903105                     Schedule 13D/A             Page 13 of 23


Limited Partnership, Digital Media & Communications III-A Limited Partnership, Digital Media & Communications III-B Limited Partnership, Digital Media & Communications III-C Limited Partnership, Digital Media & Communications III-D C.V. and Digital Media & Communications III-E C.V. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

     The principal business of Advent and Advent International Limited Partnership is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent and Advent International Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

     (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          This Amendment hereby amends and supplements Item 3 of the Schedule 13D by adding the following thereto:

          On November 2, 2005, pursuant to the Securities Purchase Agreement dated as of August 19, 2005 by and among the Corporation, the Reporting Persons (other than Advent and Advent International Limited Partnership, herein the "Advent Purchasers") and EMC Corporation (collectively, the "Purchasers"), the Advent Purchasers acquired 1,186,516 shares (the "Series B Shares") of the Corporation's Series B Convertible Preferred Stock (the "Series B Preferred Stock") and warrants to purchase 4,449,436 shares of Common Stock (the "Series B Warrants"). The Series B Shares and the Series B Warrants are collectively referred to herein as the "Series B Securities".

          As reported in the Schedule 13D, the Advent purchasers previously purchased Series A Shares and Series A Warrants (collectively, the "Series A Securities"). The Series A Securities and the Series B Securities are collectively referred to herein as the "Securities".

          The total consideration paid by the Advent Purchasers for the Series B Securities was $15,000,000. The source of the funds used to purchase the Series B Securities was the working capital of the Advent Purchasers.

Item 4. Purpose of Transaction.

     This Amendment hereby amends and supplements Item 4 of the Schedule 13D by adding the following thereto:

CUSIP NO. 553903105                     Schedule 13D/A             Page 14 of 23


     The Advent Purchasers acquired the Securities strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including without limitation general economic, business and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional securities of the Corporation, or by disposing of all or a portion of the Securities now held.

          Except as set forth in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation's business or corporate structure; (g) changes in the Corporation's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP NO. 553903105                     Schedule 13D/A             Page 15 of 23


Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons may be deemed to be acting as a group pursuant to Rule 13d-5(b)(1) in connection with the transaction described in Item 4. As such, each Reporting Person may be deemed to have acquired beneficial ownership of all equity securities of the Corporation beneficially owned by the other members of the group. The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 22,832,631.77, and the percentage of Common Stock beneficially owned is 39.10%, based on the 35,566,378 shares of Common Stock outstanding as of October 31, 2005 according to a certificate from the corporation's stock transfer agent provided to the Advent Purchasers. Beneficial ownership percentage calculations throughout this statement take into account all shares of Common Stock underlying the Securities owned by all the Reporting Persons.

     (b) Because the Reporting Persons are members of a group, as described in
Item 5(a), each member may be deemed to share the power to vote or direct the vote, and the power to dispose or direct the disposition, of all shares of Common Stock held by the other members of the group. The following table is provided to clarify that the 22,832,631.77 shares of Common Stock deemed to be beneficially owned by the group are beneficially owned directly by each Reporting Person as follows, except where indicated:

                                                                        Shares of Common Stock                         Percentage of
                                                                         Underlying Securities                             Common
                                                  ------------------------------------------------------------------       Stock
Reporting Person                                  Series A Shares   Series B Shares   Total Warrants       Total        Outstanding
----------------                                  ---------------   ---------------   --------------   -------------   -------------
Advent International Corporation                    5,326,876.57        11,865,160       5,640,595     22,832,631.77       39.10%
Advent International Limited Partnership (1)        5,225,899.32        11,640,260       5,533,679     22,399,838.32       38.36%
Digital Media & Communications III Limited
   Partnership (2)                                  1,115,058.96      2,483,700.00       1,180,731      4,779,489.96        8.18%
Digital Media & Communications III-A Limited
   Partnership (2)                                    533,916.48         1,189,250         565,361      2,288,527.48        3.92%
Digital Media & Communications III-B Limited
   Partnership (2)                                    197,593.06           440,120         209,228        846,941.06        1.45%
Digital Media & Communications III-C Limited
   Partnership (2)                                  2,769,135.06         6,168,030       2,932,225     11,869,390.06       20.32%
Digital Media & Communications III-D C.V. (2)         366,120.02           815,500         387,682      1,569,302.02        2.69%
Digital Media & Communications III-E C.V. (2)         244,075.74           543,660         258,452      1,046,187.74        1.79%
Advent Partners DMC III Limited Partnership (1)        78,457.95           174,750          83,074        336,281.95        0.58%
Advent Partners II Limited Partnership (1)             22,519.30            50,150          23,842         96,511.50        0.17%
                                                    ------------      ------------       ---------     -------------       -----
Total Group                                         5,326,876.57        11,865,160       5,640,595     22,832,631.77       39.10%
                                                    ============      ============       =========     =============       =====

(1) Advent is the General Partner of the indicated Reporting Persons, and the beneficial ownership of Advent in such Reporting Persons derives from such relationship.

(2) Advent is the General Partner of Advent International Limited Partnership, which in turn is the General Partner of the indicated Reporting Persons. The beneficial ownership of Advent and Advent International Limited Partnership in such Reporting Persons derive from such relationships.

     (c) Other than the acquisition of the Securities, none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

CUSIP NO. 553903105                     Schedule 13D/A             Page 16 of 23


     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment hereby amends and supplements Item 6 of the Schedule 13D by adding the following thereto:

The Series A Securities Purchase Agreement, the Series A Warrants and the Voting Agreement, all of which were previously discussed in the Schedule 13D and set forth as Exhibits 1, 3 and 5, were not amended. The Series A Certificate of Designation, which was previously discussed in the Schedule 13D and set forth as
Exhibit 2, is amended. The Investor Rights Agreement, which was previously discussed in the Schedule 13D and set forth as Exhibit 4, is amended and restated.

The following is a summary of certain provisions of the Series B Securities Purchase Agreement, the Certificate of Designation of Series B Convertible Preferred Stock, the Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock, the Series B Warrants, and the Amended and Restated Investor Rights Agreement. This summary is qualified in its entirety by reference to such documents, copies of which are hereby incorporated herein by reference and set forth as Exhibits 6, 7, 8, 9 and 10, respectively, hereto.

Except as described in the Schedule 13D and in this Amendment, or as incorporated by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between such persons and any other person, with respect to any securities of the Corporation.

Series B Securities Purchase Agreement.

The Advent Purchasers purchased the Series B Securities pursuant to the Series B Securities Purchase Agreement. As part of such transaction, the Corporation made certain representations, warranties and covenants, and has provided the Advent Purchasers with certain rights of indemnification for any losses it may incur in the event the Corporation breaches any of such representations, warranties or covenants; indemnification to the Purchasers is capped at $8 million, some of which is potentially payable in Series B Preferred Stock or Warrants. The Corporation has also agreed, among other things, that it will use the proceeds of the transaction (a) to pay transaction related expenses of the Advent Purchasers, and (b) for its general working capital.

Certificate of Designation of Series B Convertible Preferred Stock.

Dividends. Each share of Series B Preferred Stock has an initial stated value of $12.6420, and is entitled to receive a cumulative dividend thereon at the rate of 8% per year, payable in cash at the discretion of the board of directors of the Corporation.

Voting Rights. Other than the election of directors, the holders of Series B Preferred Stock generally have the right to vote on any matter with the holders of Common Stock, and each share of Series B Preferred Stock will be entitled to
8.7792 votes. The approval of the holders of a

CUSIP NO. 553903105                     Schedule 13D/A             Page 17 of 23


majority of the Series B Preferred Stock, voting as a class, will be required to approve certain corporate actions, including without limitation (i) any amendment of the Corporation's charter or by-laws that adversely affects the holders of Series B Preferred Stock, (ii) any authorization of a class of capital stock ranking senior to, or on parity with, the Series B Preferred Stock, (iii) any increase the size of the Corporation's board of directors to greater than eight members or any change in the term or classification of the board of directors, (ivj certain redemptions or repurchases of capital stock, acquisitions of capital stock or assets from other entities, (v) effecting, or entering into any agreement to effect, any merger, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up or similar transaction (a "Liquidation Event") involving the Corporation or any of its subsidiaries, (vi) any sale of assets of the Corporation or a subsidiary which is outside the ordinary course of business, (vii) any purchase of assets of or an equity interest in another entity for more the $5 million, and (viii) any incurrence of additional debt for borrowed money in excess of $1 million. The holders of Series B Preferred Stock, exclusively and as a single class, will be entitled to elect one member of the Corporation's board of directors (the "Series B Director"), unless the ratio of the voting power of the Series B Preferred Stock to the total voting power of all of the Corporation's voting stock falls below a certain level.

Liquidation Preference. Upon a Liquidation Event, the holders of Series B Preferred Stock will be entitled to be paid a liquidation preference out of the assets of the Corporation legally available for distribution to its stockholders, before any payment may be made to the holders of Common Stock or any other holders of preferred stock. "Liquidation Event" includes the liquidation, dissolution or winding up of the Corporation, as well as certain mergers, consolidations and recapitalizations of the Corporation and the sale of all or substantially all the assets of the Corporation.

If the Liquidation Event occurs prior to May 2, 2006, the liquidation preference for each share of Series B Preferred Stock will be the amount that would be payable if such share had been converted into Common Stock immediately prior to such Liquidation Event. If the Liquidation Event occurs on or after May 2, 2006, the liquidation preference will be equal to the greater of: (1) the sum of (a) the stated value plus (b) any accumulated but unpaid dividends plus (c) the amount that would be payable if such share (excluding any accumulated but unpaid dividends thereon) had been converted into Common Stock immediately prior to such Liquidation Event and participated in distributions to the holders of Common Stock of the assets available for distribution to our stockholders after only the payment of the stated value and any accumulated but unpaid dividends in the Series B Convertible Preferred Stock; and (2) the sum of (a) the stated value plus (b) the amount that would be payable if such share (including any accumulated but unpaid dividends thereon) had been converted into Common Stock immediately prior to such Liquidation Event and participated in distributions available to the holders of Common Stock of the assets available for distribution to our stockholders after only the payment of the stated value in the Series B Convertible Preferred Stock. Disputes as to the appropriate liquidation amounts for

CUSIP NO. 553903105                     Schedule 13D/A             Page 18 of 23


Series A Preferred Stock and Series B Preferred Stock shall be reasonably resolved by majority vote of the holders of Series B Preferred Stock.

Conversions of Series B Preferred Stock. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into a number of shares of Common Stock equal to the Series B Preferred Stock's stated value divided by the conversion price. Initially, each share of Series B Preferred Stock is convertible into 10 shares of Common Stock, though the initial conversion price of $1.26420 per share is subject to adjustment if certain events occur. The Series B Preferred Stock also has anti-dilution protection that adjusts the conversion price downwards using a weighted-average calculation in the event the corporation issues certain additional securities at a price per share less than the conversion price then in effect.

Redemptions of Series B Preferred Stock. At any time on or after November 2, 2010, the Corporation will have the right to redeem all or certain portions of the Series B Preferred Stock then outstanding for an amount per share equal to the greater of (1) the stated value plus any accumulated but unpaid dividends thereon and (2) the average closing price per share of Common Stock on the Nasdaq Stock Market for the five (5) trading days prior to (and not including) the date upon which the Corporation exercises its right to redeem the Series B Preferred Stock, multiplied by the number of shares of Common Stock into which such share of Series B Preferred Stock {and any accumulated but unpaid dividends thereon) is convertible as of such date. At any time on or after November 2, 2010, each holder of Series B Preferred Stock may require the Corporation to purchase all or any portion of such holder's Series B Preferred Stock for an amount per share equal to the stated value plus any accumulated but unpaid dividends thereon.

Preemptive Rights. The holders of both Series A Preferred Stock and Series B Preferred Stock will be entitled to participate in future issuances of certain equity securities of the Corporation on a pro rata basis. Preemptive rights are specifically excluded in certain events, including in connection with a transaction in which the Corporation acquires all or substantially all the assets or stock of an entity for consideration valued in excess of $5 million.

Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock

The Certificate of Amendment amended the Series A Convertible Preferred Stock Certificate of Designation {the "Series A Certificate") to: (i) remove the "conversion threshold" provision that it previously contained; (ii) revise the liquidation preferences of the Series A Preferred Stock in light of the issuance of the Series B Preferred Stock; and (iii) to make conforming changes to the preemptive rights granted to the Series A Preferred Stock to reflect the issuance of the Series B Preferred Stock.

Conversion Threshold. Prior to amendment, the Series A Certificate contained a "conversion threshold" provision that placed a cap on the aggregate number of shares of Common Stock that could be issued upon conversion of shares of Series A Preferred Stock. The "conversion

CUSIP NO. 553903105                     Schedule 13D/A             Page 19 of 23


threshold" was set at 6,880,139 shares. The conversion threshold provision provided that if a stockholder sought to convert shares of Series A Preferred Stock (including any accumulated and unpaid dividends), and if that conversion would have required issuance of a number of shares of Common Stock which, when added to the number of shares of Common Stock issued pursuant to any prior conversions of Series A Preferred Stock (including with respect to dividends), would have exceeded the conversion threshold, then (x) the converting stockholder would only be entitled to convert an amount of Series A Preferred Stock, if any, that would not require issuance of shares of Common Stock that would exceed the conversion threshold, and (y) the Corporation would have redeemed for cash any portion of the Series A Preferred Stock (including accumulated and unpaid dividends) not then convertible as a result of the conversion threshold.

The Certificate of Amendment of the Series A Certificate removes the conversion threshold provision of the Series A Certificate. As a result, holders of the Series A Preferred Stock are now entitled to convert their shares (including accumulated and unpaid dividends) into shares of Common Stock without regard for the limit mentioned above. The removal of the conversion threshold provision permits the holders of the Series A Preferred Stock to receive a greater number of shares of Common Stock upon conversion than they could previously receive. In the event of conversion prior to a merger, sale, liquidation or other significant corporate transaction, the amount of consideration available for distribution to holders of junior securities such as Common Stock would be reduced.

Liquidation Preference. Prior to amendment, upon a Liquidation Event, the holders of Series A Preferred Stock would have received their payments before any payments were made to the holders of other classes of the Corporation's stock, including Common Stock, that rank junior to the Series A Preferred Stock upon liquidation. The Certificate of Amendment provides that the Series B Preferred Stock now ranks senior to the Series A Preferred Stock upon liquidation. The liquidation preference provisions of the Series A Certificate are amended to reflect the issuance of the Series B Preferred Stock and to clarify the liquidation preferences of the Series A Preferred Stock with respect to the liquidation preferences of the Series B Convertible Preferred Stock. Holders of Series B Preferred Stock and Series A Preferred Stock have the right to payment of their liquidation preference out of all of the Corporation's assets available for distributions to stockholders before the holders of Common Stock will receive any distributions. Disputes as to the appropriate liquidation amounts for Series A Preferred Stock shall be reasonably resolved by majority vote of the holders of Series B Preferred Stock.

Preemptive Rights. The Certificate of Amendment also made conforming changes to the preemptive rights granted to the Series A Preferred Stock to make them pro rata with the Series B Convertible Preferred Stock as mentioned above.

CUSIP NO. 553903105                     Schedule 13D/A             Page 20 of 23


Series B Warrants.

Exercises. Until November 2, 2015, the holders of Series B Warrants may acquire shares of Common Stock at an initial exercise price of $1.26 per share. The Warrants will be exercisable for cash or through a "cashless exercise" feature.

Adjustments. The number of shares for which each Warrant is exercisable is subject to adjustment in the event of stock splits, stock dividends, recapitalizations, reorganizations. Upon certain fundamental transactions, such as a merger, consolidation or reclassification of the Common Stock, the Warrant will become exercisable for the same amount and kind of securities, cash or property as the holder would have been entitled to receive had it exercised the Warrant for shares of Common Stock immediately prior to such event.

Amended and Restated Investor Rights Agreement.

The Amended and Restated Investor Rights Agreement applies to the Purchasers as holders of the Securities and replaces and supercedes the Investor Rights Agreement incorporated by reference into the Schedule 13D as Exhibit 4.

Registration Rights. The Purchasers and the Corporation are party to an Amended and Restated Investor Rights Agreement pursuant to which the Corporation has granted certain registration rights to the Purchasers with respect to the shares of Common Stock that are issuable upon conversion of the Series A Preferred Stock and Series B Preferred Stock (together, the "Preferred Stock") and upon exercise of Series A Warrants and Series B Warrants, as well as any other shares of Common Stock that the Purchasers may hold (collectively, "Registrable Shares"). The Purchasers holding a majority of the Preferred Stock are entitled to three demand registrations and unlimited incidental, or so-called "piggyback," registration rights, subject to certain restrictions. In addition, the Corporation is required to file a shelf registration statement with the Securities and Exchange Commission covering the sale of the Registrable Shares by December 2, 2005.

Board of Directors. If at any time the Purchasers are unable to appoint the Series A Director or the Series B Director by reason of the provisions of the Certificate of Designation of Series B Convertible Preferred Stock or the Series A Certificate, as amended, the Corporation will be required to increase the number of directors on the board to such number that will allow the Purchasers to appoint the Series A Director or the Series B Director. If the board of directors is prohibited from doing so by the by-laws of the-Corporation, the Corporation will be required to submit a proposal for such expansion of the board to its stockholders.

Series A Director. For as long as Digital Media & Communications III Limited Partnership ("DMC III") owns any shares of Series A Preferred Stock, it will be entitled to choose the individual who will serve as the Series A Director, after consultation with the other holders of Series A Preferred Stock. After DMC III no longer owns any shares of Series A Preferred Stock, the Series A Director will be chosen by the majority of the holders of Series A Preferred Stock.

CUSIP NO. 553903105                     Schedule 13D/A             Page 21 of 23


Series B Director. For as long as DMC III owns any shares of Series B Preferred Stock, it will be entitled to choose the individual who will serve as the Series B Director, after consultation with the other holders of Series B Preferred Stock. After DMC III no longer owns any shares of Series B Preferred Stock, the Series B Director will be chosen by the majority of the holders of Series B Preferred Stock.

Other Covenants. Among other things, the Corporation (1) must continue to comply with federal securities laws, (2) may not grant registration rights to other persons that conflict with the registration rights of the Purchasers, and {3) must provide certain annual, quarterly and monthly financial information to the Purchasers.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

This Amendment hereby amends and supplements the Exhibits listed in Item 7 of the Schedule 13D by adding the following thereto:

Exhibit 6. Securities Purchase Agreement dated August 19, 2005 by and among the Corporation and the Purchasers {Incorporated by reference to Exhibit
10.1 to the Corporation's Current Report on Form 8-K filed August 22, 2005).

Exhibit 7.        Certificate of Designation of Series B Convertible
Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Corporation's Current Report on Form 8-K filed November 3, 2005).

Exhibit 8.        Certificate of Amendment of Certificate of
Designation of Series A Convertible Preferred Stock (Incorporated by reference to Exhibit 3.2 to the Corporation's Current Report on Form 8-K filed November 3,
2005).

Exhibit 9. Form of Warrant to purchase Common Stock issued by the Corporation to the Purchasers pursuant to the Series B Securities Purchase Agreement (Incorporated by reference to Exhibit 4.l to the Corporation's Current Report on Form 8-K filed November 3, 2005).

Exhibit 10. Amended and Restated Investor Rights Agreement dated November 2, 2005 by and among the Corporation and the Purchasers (Incorporated by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K filed November 3, 2005).

CUSIP NO. 553903105                     Schedule 13D/A             Page 22 of 23


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVEMBER 14, 2005

Digital Media & Communications III Limited Partnership
Digital Media & Communications III-A Limited Partnership
Digital Media & Communications III-B Limited Partnership
Digital Media & Communications III-C Limited Partnership
Digital Media & Communications III-D C.V.
Digital Media & Communications III-E C.V.

By: Advent International Limited Partnership,
    General Partner

By: Advent International Corporation,
    General Partner

By: Janet L. Hennessy, Vice President*

Advent International Limited Partnership
Advent Partners II Limited Partnership
Advent Partners DMC-III Limited Partnership

By: Advent International Corporation,
    General Partner

By: Janet L. Hennessy, Vice President*


Advent International Corporation
By: Janet L. Hennessy, Vice President*

*    For all of the above:


/s/ Janet L. Hennessy
-------------------------------------
Janet L. Hennessy, Vice President

CUSIP NO. 553903105                     Schedule 13D/A             Page 23 of 23


                                   SCHEDULE A

          The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

                          Position with              Principal
                       Advent International          Occupation
Name                       Corporation             (if different)
----                 -----------------------   ---------------------
Peter A. Brooke              Chairman

Thomas H. Lauer       Senior Vice President
                     Chief Financial Officer
                       Assistant Secretary
                       Executive Officers'
                         Committee Member

Ernest G. Bachrach     Executive Officers'
                         Committee Member

David M. Mussafer      Executive Officers'
                         Committee Member

William C. Schmidt     Executive Officers'
                         Committee Member

John B. Singer         Executive Officers'
                         Committee Member

Steven M. Tadler       Executive Officers'
                         Committee Member

Janet L. Hennessy         Vice President
                       Assistant Secretary

Douglas R. Brown             Director

John F. Brooke               Director            General Partner of
                                               Brooke Private Equity

Mark Hoffman                 Director               Chairman of
                                                 Cambridge Research
                                                       Group

Frank Savage                 Director              President and
                                                  Chief Executive
                                                     Officer of
                                                Savage Holdings LLC

David W. Watson             Secretary                 Attorney